OMV Aktiengesellschaft

OMV Investor News

September 22, 2005
7.45am (UK time) – 8.45am (CET)

OMV sells E&P assets in Ecuador

- **Part of E&P portfolio rationalization – South America is not an OMV core region**
- **Sale and Purchase Agreement (SPA) signed with Perenco and Burlington Resources**

OMV, the leading oil and gas group in Central Europe, sells its E&P assets in Ecuador to its Joint Venture Partners Perenco and Burlington Resources. The contracts were signed on September 7. OMV's share of production was some 5,000 bbl/d. The disposal is part of OMV's E&P portfolio rationalization as Latin America is identified as being non core to the Group's E&P business. The partners agreed not to disclose the sales price. The SPA is conditional upon receipt of approvals by the Government of Ecuador and Ecuador's national oil company Petroecuador.

The Ecuador assets had been acquired by OMV in 2003, as part of the acquisition of the international E&P portfolio of Preussag Energie GmbH. They comprise non-operated working interests of 25% and 17.5% in the producing Blocks 7 and 21 respectively, and a 17.5% interest in Ecuador Pipeline Holdings Ltd. The blocks are located in the Amazon Region of Central Ecuador.

Background information:

Partners and interests in the blocks before the sale:

Block 7:	
Perenco:	45.00% (Operator)
Burlington Resources:	30.00%
PEI (OMV):	25.00%
Block 21:	
Perenco:	45.00% (Operator)
Burlington Resources:	37.50%
PEI (OMV):	17.5%
Ecuador Pipeline Holdings Ltd.:	
Perenco:	45.00%
Burlington Resources:	37.50%
PEI (OMV):	17.5%

Move & More. OMV

Balanced International E&P portfolio

OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 345,000 boe/d, and the company's reserves are approximately 1.4 bn boe.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approx. EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,457 gas stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005

Move & More. OMV